# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ribbon Acquisition Corp, CIK 0002035016
CUSIP: 80099A105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Central Park Tower LaTour Shinjuku Room, 6-15-1 Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan (M0), 160-0023
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001335730

## Reporting persons
- Mizuho Financial Group, Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 12,398; shared voting power 0; sole dispositive power 12,398; shared dispositive power 0; aggregate amount beneficially owned 12,398 (0.2% of the class)
  Comment: Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of said equity securities directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary.

## Item 1. Issuer
Name of issuer: Ribbon Acquisition Corp
Address of issuer's principal executive offices: Central Park Tower LaTour Shinjuku Room 3001, 6-15-1 Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan 160-0023

## Item 2. Person Filing
Name of person filing: Mizuho Financial Group, Inc.
Address of principal business office or, if none, residence: 1-5-5, Otemachi, Chiyoda-ku, Tokyo, 100-8176, Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Parent Holding Company

## Item 4. Ownership
Amount beneficially owned: 12,398
Percent of class: 0.2
Sole power to vote or to direct the vote: 12,398
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,398
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Parent Holding Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Mizuho Financial Group, Inc.: /s/ Takahiro Katsura, Takahiro Katsura, Managing Director, Global Corporate Function Coordination Department (02/12/2026)